



Jardine Strategic

Interim Report 2003


Jardines

Jardine Strategic is a holding company with its principal interests in Jardine Matheson, Hongkong Land, Dairy Farm, Mandarin Oriental and Cycle & Carriage. Its policy is to take strategic stakes in multinational businesses, particularly those with an Asian focus, and to support their expansion. It also complements these interests with smaller positions in quality businesses with existing or potential links with the Group.

Jardine Strategic is incorporated in Bermuda with its primary share listing in London. The Company's shares are also listed in Singapore and Bermuda. In addition, it has a sponsored American Depositary Receipt programme.

Jardine Matheson Limited, which operates from Hong Kong, acts as General Manager to the Company and provides management services to the Group companies. It makes available senior management and provides financial, legal, human resources and treasury support services to the Group's subsidiary undertakings and associates.

Highlights

- **Underlying earnings per share increase 23%**
- **Hongkong Land property values decline 15%**
- **Strong performances from Astra and Dairy Farm**
- **Cycle & Carriage launches rights issue**
- **Mandarin Oriental results impacted by SARS**

Results

Prepared in accordance with IFRS (unaudited) Six months ended 30th June				Prepared in accordance with IFRS as modified by revaluation of leasehold properties (unaudited) Six months ended 30th June		
Change	2002	**2003**		**2003**	2002	Change
%	US$m	US$m		US$m	US$m	%
32	1,914	**2,522**	Revenue	**2,522**	1,914	*32*
18	89	**105**	Underlying net profit	**116**	97	*19*
(62)	221	**84**	Net profit/(loss)	**(285)**	6	*N/A*
%	US¢	US¢		US¢	US¢	%
23	13.65	**16.78**	Underlying earnings per share	**18.43**	14.96	*23*
(60)	34.03	**13.46**	Earnings/(loss) per share	**(45.37)**	0.89	*N/A*
–	4.60	**4.60**	Interim dividend per share	**4.60**	4.60	–
%	US$	US$		US$	US$	%
4	5.00	**5.20**	Net assets per share*	**5.20**	5.00	*4*

*Based on the market price of the Company's holdings at the period end.

The Group's financial statements are prepared under International Financial Reporting Standards ('IFRS'), which do not permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties in addition to the IFRS financial statements. The figures included in Highlights, Chairman's Statement and Operating Review are based on this supplementary financial information unless otherwise stated.

Chairman's Statement

Overview

The Group's businesses faced a number of challenges in the first half of the year, not least the outbreak of SARS in a generally unsatisfactory economic environment. While some Group companies had their profitability curtailed, all responded effectively to the difficulties they encountered and remained active in the pursuit of their development targets.

Performance

Despite poor economic conditions in some key markets, especially Hong Kong and Singapore, the Company's underlying net profit grew 19% in the first half of 2003 to US$116 million. Underlying earnings per share, enhanced by share repurchases, increased 23% to US¢18.43.

There were mixed results from Jardine Strategic's principal subsidiaries and affiliates. Dairy Farm's performance improved considerably, but Hongkong Land's earnings declined, with reduced demand and new supply leading to negative rent reversions. The contribution from Jardine Matheson's directly owned businesses was lower as a fall in Jardine Pacific's profit, affected by the weak Hong Kong economy, more than offset a record performance at Jardine Lloyd Thompson and a modest profit increase at Jardine Motors. Mandarin Oriental suffered a significant decline in profitability with occupancy levels collapsing in most of its Asian hotels. Cycle & Carriage's earnings improvement was largely due to a good result from its Indonesian affiliate, Astra, and its contribution to Group earnings was further enhanced by the Company's increased shareholding following the successful tender offer in the second half of 2002.

Hongkong Land's valuation of its property portfolio at 30th June 2003 recorded a 15% reduction since the prior year end. As International Financial Reporting Standards require the changes arising on the revaluation of investment properties to be taken through the Company's profit and loss account, rather than directly to reserves, a non-cash deficit of US$396 million has been set against profit. This was the principal reason for the Company reporting a net loss for the period of US$285 million.

Net asset value per share at 30th June 2003, based on the market price of the Company's holdings, was US$5.20 compared with US$4.95 at the prior year end. An unchanged interim dividend of US¢4.60 per share has been declared.

Business Developments

Progress has continued in structuring the Group's Southeast Asian interests. A rights issue in January allowed Astra to reduce its debt burden, and the proposed sale of the majority of its interest in its Indonesian manufacturing venture with Toyota will provide further resources. The significant success that has been achieved in restoring Astra's balance sheet has enabled the company to announce its intention to recommence the payment of dividends.

Cycle & Carriage's shareholding in Astra is now over 35%, acquired at a cost of S$831 million and financed from internal resources and debt. To address the resulting high level of debt it now carries, Cycle & Carriage proposes to finance a portion of the investment in this key affiliate with permanent capital and has announced a rights issue to raise S$246 million. Jardine Strategic is supporting the issue by participating in the sub-underwriting arrangements and has agreed to stand behind up to 75% of the issue, including its pro-rata entitlement.

The Company's shareholding in Cycle & Carriage will increase to some 53% prior to the rights issue when Edaran Otomobil Nasional distributes its remaining shareholding as it focuses on its core Malaysian motor retail operations. Jardine Strategic's 19.1% stake in EON entitles it to receive a further 2.3% of Cycle & Carriage's shares.

Against a background of falling demand and new supply, Hongkong Land has seen continued negative rent reversions and a further decline in the value of its Hong Kong investment properties. Effective portfolio management has, however, enabled it to gain market share and bring its occupancy level back above 90%. Hongkong Land remains committed to the upgrading of its portfolio, and its plans to enhance the Landmark complex are proceeding. Elsewhere, its new development in Singapore is progressing, and will form part of the city's planned new financial centre. In Beijing, sales of apartments in the first phase of Central Park have gone well, and there are plans to launch the second phase later in the year.

Dairy Farm is performing well with improved earnings from most of its businesses. Steady expansion continued through organic growth and acquisitions, most recently in Taiwan, Malaysia and Indonesia. Its Hong Kong restaurant joint venture was severely impacted by SARS, but the ending of the outbreak should bring about some recovery in the second half. In view of the company's strong cash flow and surplus liquidity, the decision has been taken to make a special dividend payment of US¢30 per share.

Mandarin Oriental was badly affected by the reduction in travel caused by the outbreak of SARS in Asia and, to a lesser extent, the Iraq war. Despite measures to reduce costs and defer capital expenditure a loss was recorded for the period. The loss was mitigated in part by an initial payment under a business interruption insurance policy, and the company may benefit from further payments in the second half. Mandarin Oriental's development plans have progressed with further management contracts in Boston and Hong Kong and its two new hotels in the United States are in the final stages of development.

Of Jardine Matheson's direct interests, Jardine Motors Group has settled into its new trading relationships with Mercedes-Benz in its key markets in the United Kingdom and Hong Kong, albeit at lower levels of profitability, while Jardine Lloyd Thompson continues to demonstrate an excellent level of activity in the insurance broking sector. Most of Jardine Pacific's businesses were affected by the current challenges facing Hong Kong. The structural economic changes taking place, however, should enable Hong Kong to continue to compete effectively as a regional business centre and Jardine Pacific's businesses are well placed to benefit from the significant potential offered by the rapidly developing Pearl River Delta.

The Group continued its policy of consolidating its interests by share purchases and repurchases when attractive opportunities are presented to improve returns to shareholders. As a result, the Company's principal attributable interests in its strategic investments currently stand at 51% in Jardine Matheson, 41% in Hongkong Land, 78% in Dairy Farm, 74% in Mandarin Oriental and 50% in Cycle & Carriage.

Outlook

The prospects for the remainder of the year are hard to predict. Hongkong Land will continue to face significant pressure in its main markets, and other businesses will not be immune to the current economic and political uncertainties. But enough of our diversified range of businesses are performing well to give overall grounds for confidence.

Henry Keswick
Chairman

30th July 2003

Jardine Strategic


Hongkong Land

A major listed group, with some 5 million sq. ft of prime commercial property in the heart of Hong Kong. Hongkong Land also develops high quality property and infrastructure projects in Asia. (41%)

Dairy Farm

A leading listed pan-Asian retail group operating some 2,400 outlets, including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants. (78%)


MANDARIN ORIENTAL
THE HOTEL GROUP

A listed international hotel investment and management group with a portfolio of 23 deluxe and first class hotels worldwide, including five under development. (74%)


CYCLE & CARRIAGE

A leading Singapore-listed company with its principal interests comprising: a 35% strategic stake in Astra, one of Indonesia's largest conglomerates; sales and service of motor vehicles; and property investment and development. (50%)

(Attributable interests of Jardine Strategic as at 30th June 2003)


Jardine Matheson

An Asian-based conglomerate with a portfolio of interests in leading businesses, held in part through its 79% stake in Jardine Strategic. (51%)

Jardine Pacific

Jardine Pacific's select portfolio of businesses represents a significant number of the Group's non-listed interests in the Asia-Pacific region. (100%)


Jardine Motors Group

Engaged in the distribution, sales and service of motor vehicles, Jardine Motors Group has operations in Asia, the United Kingdom and the United States. (100%)


JARDINE LLOYD THOMPSON
Group plc

A leading listed provider of risk solutions and insurance services, combining specialist skills in the London insurance market with an international network. (32%)

(Attributable interests of Jardine Matheson as at 30th June 2003)

Operating Review

Jardine Matheson

Jardine Matheson achieved underlying earnings per share of US¢33.38 in the first six months of 2003, a 16% increase over the comparable period in 2002. Its underlying net profit for the period rose 12% to US$122 million. Of its directly held investments:

- **Jardine Pacific** produced an underlying profit of US$26 million in the first half, down 27%. Reduced contributions from the engineering and construction businesses, Gammon Skanska and Jardine Engineering Corporation, were the main reason for the decline. Jardine Schindler's order intake held up well, although maintenance earnings came under pressure. HACTL reported a 4% growth in cargo throughput in the first half as export sales remained strong, but Jardine Aviation Services was impacted by the sharply reduced air travel. The poor economic climate, particularly in Hong Kong, also affected a number of the other businesses. Jardine Restaurants sold some smaller operations to concentrate on its Pizza Hut franchises, and a 20% interest in UMF (Singapore) and a 25% interest in Riche Monde (Greater China) were sold to existing shareholders.

- **Jardine Motors Group** maintained its underlying net profit at US$21 million for the first half of 2003; a satisfactory performance in difficult circumstances. The new Mercedes-Benz franchise arrangements in Hong Kong had a negative effect on results and local trading conditions were poor. Zung Fu was able to achieve a higher market share, but its margins were under pressure. In Southern China there was a positive contribution from the Mercedes-Benz distribution joint venture, and Zung Fu achieved improvements in its service centre network. The performance in the United Kingdom was adversely affected by the reorganization of the Mercedes-Benz dealer network, although the impact was cushioned by reduced expenses, and the group is seeking opportunities to expand its core franchises. A resilient import market in the United States led to enhanced results from Hawaii and Beverly Hills for the period.

- **Jardine Lloyd Thompson ('JLT')** continued its strong performance in the first half of 2003 and achieved brokerage and fees of £216 million, up 11%, and profit before tax (excluding exceptional items and goodwill amortization) under United Kingdom accounting standards of £59 million, up 16%. The Risk & Insurance and Employee Benefits businesses have both been active, and the trading outlook for each is encouraging. The Risk & Insurance Group, comprising JLT's worldwide insurance and reinsurance broking and risk services activities, had a strong start to the year with turnover increasing by 14% to £178 million (15% at constant rates of exchange), reflecting continued organic growth and new business. The Employee Benefits Group also made good progress, and the prospects for the pension consulting and administration business in the United Kingdom were enhanced by Government pension reforms.

Hongkong Land

Hongkong Land recorded an underlying net profit for the six months of 2003 of US$84 million, a reduction of 13% as negative rental reversions led to a further decline in net income from properties. At 30th June 2003, a net revaluation deficit of some US$952 million was recorded, representing a 15% reduction in the value of the property portfolio during the period. The Hong Kong office market is experiencing a period of negative net demand and the completion of new buildings has created further downward pressure on rents. There was activity in the market due to consolidation and relocation, and Hongkong Land

was able to increase its committed occupancy to over 90% by attracting a significant proportion of relocating tenants. New developments will continue to put pressure on values and rents in the second half, and Hongkong Land is to remain focused on maintaining a high level of occupancy.

Construction is underway of its joint-venture development in Singapore, One Raffles Quay, and the prime location was underscored by the Singapore authorities' announcement that the new Business and Financial Centre of the city will be focused in the Marina Boulevard area. Phase one of Hongkong Land's residential joint venture in Beijing, Central Park, has now been substantially sold and the second phase is being planned.

Hongkong Land is reducing its infrastructure portfolio and minimizing further investment. It has agreed to sell most of its stake in China Water Company, realizing a small profit, and Central China Power has been liquidated. In Hong Kong, completion of CT9 is due in 2004 when Asia Container Terminals, in which Hongkong Land has a 28.5% stake, will exchange its interest for two berths in CT8.

Dairy Farm

Dairy Farm's underlying net profit for the period rose 47% to US$44 million as its major businesses performed well, with the exception of restaurant associate Maxim's. Underlying earnings per share, enhanced by the effect of share repurchases, increased 65%. Dairy Farm is well positioned to build on its recent good results, but the overall prospects for 2003 should be viewed against a background of the uncertain economic environment. The company is maintaining a strong cash flow and, in view of its surplus liquidity, has taken the decision to return value to shareholders through the payment of a special dividend.

Dairy Farm's Southeast Asian operations continued their strong performance. In Malaysia, the expansion of the Giant business made progress with the acquisition of 34 supermarkets, and coverage was extended into East Malaysia. All the major Singapore-based businesses performed well despite the difficult economic conditions. Its Indonesian associate, Hero, was affected by strong competition, but acquisitions and the roll-out of the Giant hypermarket concept should enhance results in the medium-term.

In Hong Kong, Wellcome continued to improve and Mannings achieved further earnings growth, but 7-Eleven's sales were disappointing. Maxim's was most severely affected by the SARS outbreak and saw profits fall by 47%, but some recovery is possible in the second half. In Southern China, the 7-Eleven chain has grown to 147 outlets. Wellcome Taiwan also performed strongly, and the store network was expanded through acquisition. The IKEA business in Hong Kong and Taiwan is proceeding broadly in line with plan, while in South Korea, the 50% associate Olive Young is developing its health and beauty chain with encouraging results.

Mandarin Oriental

Mandarin Oriental suffered badly from the unprecedented low occupancy levels in Asia due to the outbreak of SARS. In the United States and Europe travel patterns were also disrupted by the hostilities in Iraq and the overall economic uncertainty. Mandarin Oriental responded by reducing costs and by deferring capital expenditure. There was a net loss for the half year of US$6 million, after a business interruption insurance initial payment of US$2.5 million received in respect of losses suffered at its Hong Kong hotels due to the outbreak of SARS. This compares with a net profit of US$12 million in the first half of 2002, which included a US$5 million write-back of development costs.

As well as the collapse in visitor arrivals in Hong Kong most of the group's other Asian hotels also suffered significant decreases in occupancy levels, particularly in Singapore and Bangkok. Overall the group's hotels performed in line with their respective markets, other than London, where Mandarin Oriental Hyde Park performed well against its competitors, and Miami where Mandarin Oriental achieved higher occupancy and rate levels. Hotel occupancy levels in Asia have started to recover, and in Europe and the United States there is an improving sentiment among travellers. Nevertheless, the overall economic environment remains uncertain making it difficult to predict the timing and extent of any sustained recovery for Mandarin Oriental, but the second half may benefit from further SARS related insurance recoveries.

Mandarin Oriental's development strategy remains on track with New York to open in late 2003 and Washington D.C. in spring 2004, and good progress being made in Tokyo. The group has also announced management contracts for new hotels in Boston and Hong Kong.

Cycle & Carriage

Cycle & Carriage recorded a good result for the six months to 30th June 2003, with underlying profit after tax and minorities of S$162 million, 21% above the previous first half. Astra was the most significant source of profit, contributing S$112 million, an increase of 15%. Astra benefited from the stable economic environment in Indonesia during the period and achieved steady sales in its motor operations and improved trading performances from its other businesses.

Cycle & Carriage's Singapore motor operations produced increased earnings of S$17 million, up 93%, but overall earnings from motor operations declined 28% to S$19 million due to a reduced contribution from its Malaysian affiliate following the change in its relationship with Mercedes-Benz and to losses from its Hyundai operation in Australia.

The residential property market in Singapore weakened in the first half, and investment properties saw pressure on both occupancy levels and rental rates. The underlying contribution from property, however, increased to S$18 million as MCL Land benefited from a high level of sales achieved prior to the current downturn.

Astra's rights issue in January generated some S$280 million in funds, which were used for debt reduction and investment and working capital needs. A recent agreement with Toyota Motor Corporation for Astra to sell the majority of its interest in the Toyota manufacturing operations in Indonesia will contribute a further S$395 million. The progress made in restoring Astra's balance sheet has positioned the company to recommence the payment of dividends.

Cycle & Carriage's shareholding in Astra is now over 35%, acquired at a cost of S$831 million financed from internal resources and debt. Cycle & Carriage considers its resulting level of consolidated net debt of some S$778 million to be too high, and believes it to be an opportune time to finance a greater proportion of the investment in this important associate with permanent capital. Cycle & Carriage has, therefore, announced a rights issue to raise S$246 million, which Jardine Strategic is fully supporting.

Consolidated Profit and Loss Account

Prepared in accordance with IFRS					Prepared in accordance with IFRS as modified by revaluation of leasehold properties*		
Year ended	(unaudited)				(unaudited)		Year ended
31st December	Six months ended 30th June				Six months ended 30th June		31st December
2002	2002	**2003**			**2003**	2002	2002
US$m	US$m	US$m	*Note*		US$m	US$m	US$m
3,806	1,914	**2,522**	*2*	Revenue	**2,522**	1,914	3,806
(2,710)	(1,355)	**(1,911)**		Cost of sales	**(1,911)**	(1,354)	(2,709)
1,096	559	**611**		Gross profit	**611**	560	1,097
113	11	**25**		Other operating income	**25**	11	113
(757)	(399)	**(430)**		Selling and distribution costs	**(430)**	(399)	(757)
(201)	(97)	**(115)**		Administration expenses	**(115)**	(97)	(201)
(31)	(13)	**(13)**		Other operating expenses	**(13)**	(13)	(31)
231	225	**–**		Net profit on disposal of Woolworths in Dairy Farm	**–**	225	231
451	286	**78**	*3*	Operating profit	**78**	287	452
(61)	(32)	**(34)**		Net financing charges	**(34)**	(32)	(61)
264	114	**184**		Share of results of associates and joint ventures excluding decrease in fair value of investment properties	**211**	146	312
(10)	(3)	**–**		Decrease in fair value of investment properties	**(396)**	(251)	(419)
254	111	**184**	*4*	Share of results of associates and joint ventures	**(185)**	(105)	(107)
644	365	**228**		Profit/(loss) before tax	**(141)**	150	284
(103)	(55)	**(69)**	*5*	Tax	**(69)**	(55)	(103)
541	310	**159**		Profit/(loss) after tax	**(210)**	95	181
(162)	(89)	**(75)**		Outside interests	**(75)**	(89)	(162)
379	221	**84**		Net profit/(loss)	**(285)**	6	19
US¢	US¢	US¢			US¢	US¢	US¢
58.82	34.03	**13.46**	*6*	Earnings/(loss) per share	**(45.37)**	0.89	2.92
32.88	13.65	**16.78**	*6*	Underlying earnings per share	**18.43**	14.96	35.94

*The basis of preparation of this supplementary financial information is set out in note 1.

Consolidated Balance Sheet

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties*		
At 31st December	(unaudited) At 30th June			(unaudited) At 30th June		At 31st December
2002	2002	**2003**		**2003**	2002	2002
US$m	US$m	US$m		US$m	US$m	US$m
			Net operating assets			
96	84	**154**	Goodwill	**154**	84	96
1,095	975	**1,132**	Tangible assets	**1,801**	1,629	1,764
259	–	**251**	Investment properties	**251**	–	259
399	384	**413**	Leasehold land payments	**–**	–	–
2,204	1,950	**2,385**	Associates and joint ventures	**3,034**	3,127	3,223
253	606	**259**	Other investments	**259**	606	253
19	6	**18**	Deferred tax assets	**18**	6	19
44	42	**44**	Pension assets	**44**	42	44
12	–	**14**	Other non-current assets	**14**	–	12
4,381	4,047	**4,670**	Non-current assets	**5,575**	5,494	5,670
285	–	**344**	Properties for sale	**344**	–	285
467	222	**426**	Stocks	**426**	222	467
254	137	**220**	Debtors and prepayments	**220**	137	254
6	6	**8**	Current tax assets	**8**	6	6
789	677	**547**	Bank balances and other liquid funds	**547**	677	789
1,801	1,042	**1,545**	Current assets	**1,545**	1,042	1,801
(996)	(718)	**(844)**	Creditors and accruals	**(844)**	(718)	(996)
(427)	(56)	**(408)**	Borrowings	**(408)**	(56)	(427)
(34)	(17)	**(32)**	Current tax liabilities	**(32)**	(17)	(34)
(15)	–	**(13)**	Current provisions	**(13)**	–	(15)
(1,472)	(791)	**(1,297)**	Current liabilities	**(1,297)**	(791)	(1,472)
329	251	**248**	Net current assets	**248**	251	329
(1,461)	(1,406)	**(1,593)**	Long-term borrowings	**(1,593)**	(1,406)	(1,461)
(36)	(32)	**(38)**	Deferred tax liabilities	**(44)**	(35)	(42)
(3)	(3)	**(3)**	Pension liabilities	**(3)**	(3)	(3)
(11)	–	**(17)**	Non-current provisions	**(17)**	–	(11)
(18)	(8)	**(20)**	Other non-current liabilities	**(20)**	(8)	(18)
3,181	2,849	**3,247**		**4,146**	4,293	4,464
			Capital employed			
52	52	**52**	Share capital	**52**	52	52
1,224	1,224	**1,224**	Share premium	**1,224**	1,224	1,224
1,823	1,889	**1,937**	Revenue and other reserves	**2,726**	3,207	2,980
(854)	(822)	**(856)**	Own shares held	**(856)**	(822)	(854)
2,245	2,343	**2,357**	Shareholders' funds	**3,146**	3,661	3,402
936	506	**890**	Outside interests	**1,000**	632	1,062
3,181	2,849	**3,247**		**4,146**	4,293	4,464

*The basis of preparation of this supplementary financial information is set out in note 1.

Consolidated Statement of Changes in Shareholders' Funds

Prepared in accordance with IFRS					Prepared in accordance with IFRS as modified by revaluation of leasehold properties*		
Year ended 31st December 2002 US$m	(unaudited) Six months ended 30th June 2002 US$m	(unaudited) Six months ended 30th June **2003** US$m	*Note*		(unaudited) Six months ended 30th June **2003** US$m	(unaudited) Six months ended 30th June 2002 US$m	Year ended 31st December 2002 US$m
2,107	2,107	**2,245**		At beginning of period	**3,402**	3,639	3,639
				Revaluation of properties			
17	1	**–**		– net revaluation surplus	**–**	1	3
(3)	–	**–**		– deferred tax	**–**	–	(4)
				Revaluation of other investments			
(46)	52	**54**		– fair value gains/(losses)	**54**	52	(46)
(133)	–	**–**		– transfer to consolidated profit and loss account on disposal	**–**	–	(133)
				Net exchange translation differences			
74	63	**30**		– amount arising in period	**31**	64	74
27	6	**1**		– transfer to consolidated profit and loss account	**1**	6	27
				Cash flow hedges			
(16)	(6)	**6**		– fair value gains/(losses)	**6**	(6)	(16)
3	1	**2**		– transfer to consolidated profit and loss account	**2**	1	3
(77)	117	**93**		Net gains/(losses) not recognized in consolidated profit and loss account	**94**	118	(92)
379	221	**84**		Net profit/(loss)	**(285)**	6	19
(94)	(64)	**(62)**	*7*	Dividends	**(62)**	(64)	(94)
(41)	(41)	**–**		Repurchase of shares	**–**	(41)	(41)
1	1	**(1)**		Change in attributable interests	**(1)**	1	1
(30)	2	**(2)**		(Increase)/decrease in own shares held	**(2)**	2	(30)
2,245	2,343	**2,357**		At end of period	**3,146**	3,661	3,402

*The basis of preparation of this supplementary financial information is set out in note 1.

Consolidated Cash Flow Statement

Prepared in accordance with IFRS: Year ended 31st December 2002 US$m	Prepared in accordance with IFRS (unaudited): Six months ended 30th June 2002 US$m	Prepared in accordance with IFRS (unaudited): Six months ended 30th June **2003** US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* (unaudited): Six months ended 30th June **2003** US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties* (unaudited): Six months ended 30th June 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties*: Year ended 31st December 2002 US$m
				Operating activities			
451	286	**78**		Operating profit	**78**	287	452
123	62	**60**		Depreciation and amortization	**60**	61	122
(301)	(218)	**12**		Other non-cash items	**12**	(218)	(301)
98	20	**(13)**		(Increase)/decrease in working capital	**(13)**	20	98
11	6	**6**		Interest received	**6**	6	11
(75)	(40)	**(40)**		Interest and other financing charges paid	**(40)**	(40)	(75)
(16)	(9)	**(16)**		Tax paid	**(16)**	(9)	(16)
291	107	**87**			**87**	107	291
194	120	**128**		Dividends from associates and joint ventures	**128**	120	194
485	227	**215**		Cash flows from operating activities	**215**	227	485
				Investing activities			
(282)	(147)	**(214)**	*8(a)*	Purchase of subsidiary undertakings	**(214)**	(147)	(282)
(58)	(16)	**(101)**	*8(b)*	Purchase of associates and joint ventures	**(101)**	(16)	(58)
–	–	**(72)**		Repayment of amounts due to associates and joint ventures	**(72)**	–	–
(2)	(1)	**(1)**		Purchase of other investments	**(1)**	(1)	(2)
(183)	(91)	**(82)**		Purchase of tangible assets	**(82)**	(91)	(183)
276	274	**–**	*8(c)*	Sale of subsidiary undertakings	**–**	274	276
10	1	**7**		Sale of associates and joint ventures	**7**	1	10
173	–	**40**	*8(d)*	Sale of other investments	**40**	–	173
6	2	**1**		Sale of tangible assets	**1**	2	6
6	–	**2**		Sale of investment properties	**2**	–	6
(54)	22	**(420)**		Cash flows from investing activities	**(420)**	22	(54)
				Financing activities			
(41)	(37)	**–**		Repurchase of shares	**–**	(37)	(41)
6	5	**4**		Capital contribution from outside shareholders	**4**	5	6
29	10	**3**		Grants received	**3**	10	29
671	306	**253**		Drawdown of borrowings	**253**	306	671
(726)	(328)	**(154)**		Repayment of borrowings	**(154)**	(328)	(726)
(153)	(105)	**(104)**		Dividends paid by the Company	**(104)**	(105)	(153)
(5)	–	**(35)**		Dividends paid to outside shareholders	**(35)**	–	(5)
(219)	(149)	**(33)**		Cash flows from financing activities	**(33)**	(149)	(219)
5	3	**(4)**		Effect of exchange rate changes	**(4)**	3	5
217	103	**(242)**		Net (decrease)/increase in cash and cash equivalents	**(242)**	103	217
570	570	**787**		Cash and cash equivalents at beginning of period	**787**	570	570
787	673	**545**		Cash and cash equivalents at end of period	**545**	673	787

*The basis of preparation of this supplementary financial information is set out in note 1.

Notes

1 Accounting Policies and Basis of Preparation

The unaudited interim condensed financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting.

There have been no changes to the accounting policies described in the 2002 annual financial statements. As in 2002, the Group is required to account for leasehold land in respect of investment and other properties at amortized cost in order to comply with IFRS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 8 to 11 and page 14 prepared in accordance with IFRS as modified by the revaluation of leasehold properties.

The Directors continue to review the appropriateness of the Group's accounting policies and disclosures in the light of developments in IFRS.

The Group's reportable segments are set out in note 2 and are described on pages 4 to 7.

2 Revenue

	Prepared in accordance with IFRS Six months ended 30th June	
	2003 US$m	2002 US$m
By business:		
Dairy Farm	**1,660**	1,802
Mandarin Oriental	**90**	112
Cycle & Carriage	**772**	–
	2,522	1,914

3 Operating Profit

	Prepared in accordance with IFRS Six months ended 30th June	
	2003 US$m	2002 US$m
By business:		
Dairy Farm	**46**	24
Mandarin Oriental	**7**	22
Cycle & Carriage	**24**	–
	77	46
Discontinued operation – Woolworths in Dairy Farm	**–**	16
Net profit on disposal of Woolworths in Dairy Farm	**–**	225
Corporate and other interests	**1**	(1)
	78	286

4 Share of Results of Associates and Joint Ventures

	Prepared in accordance with IFRS Six months ended 30th June	
	2003	2002
	US$m	US$m
By business:		
Jardine Matheson	**25**	31
Hongkong Land	**19**	20
Dairy Farm	**7**	15
Mandarin Oriental	**2**	6
Cycle & Carriage	**131**	42
	184	114
Decrease in fair value of investment properties	**-**	(3)
	184	111

5 Tax

	Prepared in accordance with IFRS Six months ended 30th June	
	2003	2002
	US$m	US$m
Company and subsidiary undertakings	**14**	13
Associates and joint ventures	**55**	42
	69	55

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates and includes United Kingdom tax of US$4 million *(2002: US$3 million)*.

6 Earnings Per Share

Earnings per share are calculated on net profit of US$84 million *(2002: US$221 million)* and on the weighted average number of 627 million *(2002: 651 million)* shares in issue during the period. The weighted average number excludes the Company's share of the shares held by an associate.

Additional earnings per share reflecting the revaluation of leasehold properties are calculated on net loss of US$285 million *(2002: net profit of US$6 million)* as shown in the supplementary financial information.

Additional earnings per share are also calculated based on underlying earnings. The difference between underlying net profit and net profit/(loss) is reconciled as follows:

Prepared in accordance with IFRS Six months ended 30th June			Prepared in accordance with IFRS as modified by revaluation of leasehold properties Six months ended 30th June	
2002 US$m	**2003 US$m**		**2003 US$m**	2002 US$m
89	**105**	Underlying net profit	**116**	97
		Decrease in fair value of investment properties		
–	–	– Hongkong Land	**(396)**	(248)
(2)	**(2)**	– other	**(2)**	(2)
(2)	**(2)**		**(398)**	(250)
		Discontinued operation		
7	–	– net profit of Woolworths in Dairy Farm	–	7
156	–	– net profit on disposal of Woolworths in Dairy Farm	–	156
163	–		–	163
		Sale and closure of businesses		
(6)	–	– Cica	–	(6)
2	**1**	– other	**1**	2
(4)	**1**		**1**	(4)
		Asset impairment		
(24)	**(16)**	– Hongkong Land	–	–
(1)	**(3)**	– other	**(3)**	–
(25)	**(19)**		**(3)**	–
		Fair value (loss)/gain on options embedded in		
2	**(4)**	Jardine Matheson Guaranteed Bonds	**(4)**	2
–	**3**	Gain on restructuring of debt	**3**	–
(2)	–	Realization of exchange losses*	–	(2)
221	**84**	Net profit/(loss)	**(285)**	6

*Arising on repatriation of capital from foreign subsidiary undertakings, associates and joint ventures.

7 Dividends

	Prepared in accordance with IFRS	
	Six months ended 30th June	
	2003	2002
	US$m	US$m
Final dividend in respect of 2002 of US¢9.90 *(2001: US¢9.90)* per share	**104**	105
Less Company's share of dividends paid on the shares held by an associate	**(42)**	(41)
	62	64

An interim dividend in respect of 2003 of US¢4.60 *(2002: US¢4.60)* per share amounting to a total of US$48 million *(2002: US$48 million)* is declared by the Board. The net amount after deducting the Company's share of the dividends payable on the shares held by an associate of US$19 million *(2002: US$19 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2003.

8 Notes to Consolidated Cash Flow Statement

(a) Purchase of subsidiary undertakings in the six months ended 30th June 2003 included the Company's increased interest in Mandarin Oriental of US$7 million *(2002: US$17 million)* and the repurchase of shares in Dairy Farm of US$178 million *(2002: US$130 million)*.

(b) Purchase of associates and joint ventures in the six months ended 30th June 2003 included Cycle & Carriage's increased interest in Astra of US$87 million. Purchase of associates and joint ventures in the six months ended 30th June 2002 included investment in Mandarin Oriental, New York of US$15 million.

	Prepared in accordance with IFRS	
	Six months ended 30th June	
	2003	2002
(c) Sale of subsidiary undertakings	US$m	US$m
Tangible assets	–	101
Deferred tax assets	–	5
Current assets	–	62
Current liabilities	–	(63)
Long-term borrowings	–	(49)
Net assets disposed of	–	56
Profit on disposal	–	223
Sale proceeds	–	279
Adjustment for accrual of disposal costs and deferred consideration	–	4
Cash and cash equivalents of subsidiary undertakings disposed of	–	(9)
Net cash inflow	–	274

Net cash inflow in 2002 related to Dairy Farm's sale of Woolworths, New Zealand.

(d) Sale of other investments in the six months ended 30th June 2003 included a distribution from Edaran Otomobil Nasional of US$36 million following its asset divestment in 2002.

9 Corporate Cash Flow and Net Debt

	Prepared in accordance with IFRS Six months ended 30th June	
	2003 US$m	2002 US$m
Dividends receivable	**133**	115
Other operating cash flows	**(22)**	(21)
Cash flows from operating activities	**111**	94
Cash flows from investing activities	**(71)**	(17)
Repurchase of shares	**–**	(37)
Dividends paid by the Company	**(104)**	(105)
Effect of exchange rate changes	**2**	–
Net increase in net debt	**(62)**	(65)
Net debt at beginning of period	**(767)**	(720)
Net debt at end of period	**(829)**	(785)
Represented by:		
Bank balances and other liquid funds	**4**	6
6.375% Guaranteed Bonds due 2011	**(295)**	(295)
Other long-term borrowings	**(538)**	(496)
	(829)	(785)

Corporate cash flow and net debt comprises the cash flows and net cash or debt of the Company and of its investment holding and financing subsidiary undertakings.

10 Capital Commitments and Contingent Liabilities

	At 30th June		At 31st December
	2003 US$m	2002 US$m	2002 US$m
(a) Capital commitments	**185**	179	173

(b) Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

Shareholder Information

Dividend

The interim dividend of US¢4.60 per share will be payable on 15th October 2003 to shareholders on the register of members at the close of business on 22nd August 2003. The ex-dividend date will be on 20th August 2003, and the share registers will be closed from 25th to 29th August 2003, inclusive. Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 25th September 2003. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 2nd October 2003. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

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